UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY

TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-23565

EASTERN VIRGINIA BANKSHARES, Inc.

(Exact name of registrant as specified in its charter)

10900 Nuckols Road, Suite 325

Glen Allen, Virginia 23060

(804) 443-8400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $2.00 per share

Non-Voting Mandatorily Convertible Non-Cumulative Preferred Stock, Series B, par value $2.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Effective June 23, 2017, Eastern Virginia Bankshares, Inc. merged with and into Southern National Bancorp of Virginia, Inc., with Southern National Bancorp of Virginia, Inc. surviving the merger as the surviving corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Southern National Bancorp of Virginia, Inc. (as successor to Eastern Virginia Bankshares, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 7, 2017	SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.,
as successor to EASTERN VIRGINIA BANKSHARES, INC.

	By:	/s/ Joe A. Shearin
Joe A. Shearin
President and Chief Executive Officer